UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERS

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 001-33983

Sims Metal Management Limited

(Translation of registrant’s name into English)

110 Fifth Avenue, Suite 700

New York, NY 10011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Sims Metal Management Limited (the “Company”) hereby incorporates by reference its press release dated February 15, 2013, which is included herewith as Exhibit 99.1, and its press release dated January 21, 2013, which was included as Exhibit 99.1 to the Company’s Form 6-K furnished on January 22, 2013.

On February 14, 2013, management concluded that the Company’s previously issued financial statements for fiscal 2012, 2011 and 2010 should no longer be relied upon.

The Special Committee of the Company’s Board of Directors and management have discussed the matters set forth herein with PricewaterhouseCoopers, the Company’s independent registered public accounting firm.

The Company expects to file an amendment to its Annual Report on Form 20-F for the fiscal year ended June 30, 2012 as soon as practicable.

This report contains the following:

Exhibit No.

99.1	Press Release titled “Special Committee Findings on UK Investigation; Goodwill Impairment”, dated February 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 15, 2013	SIMS METAL MANAGEMENT LIMITED

/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel